Exhibit 99.1

News Release May 11, 2022

Turquoise Hill Announces Results of Voting for Directors

Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (“Turquoise Hill” or the “Company”) today announced that the nominees set forth in its management proxy circular dated March 30, 2022 were elected as directors of Turquoise Hill. The detailed results of the vote for the election of directors held at the annual meeting of shareholders, which took place on May 11, 2022, are set out below.

Election of Directors

According to votes received, each of the following eight management nominees was elected as a director of Turquoise Hill to hold office until the Company’s next annual meeting of shareholders or until the director’s successor is elected or appointed, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
George Burns	146,135,699	89.30%	17,515,069	10.70%
Caroline Donally	146,039,082	89.24%	17,611,686	10.76%
R. Peter Gillin	137,359,012	83.93%	26,291,756	16.07%
Alfred P. Grigg	141,613,637	86.53%	22,037,131	13.47%
Stephen Jones	143,288,704	87.56%	20,362,064	12.44%
Russel C. Robertson	142,576,987	87.12%	21,073,781	12.88%
Maryse Saint-Laurent	142,659,877	87.17%	20,990,891	12.83%
Steve Thibeault	145,569,018	88.95%	18,081,750	11.05%

Final results on all matters voted on at the annual meeting of shareholders will be filed on SEDAR.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Investors and Media
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
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